NO ACT

PE
12-01-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]



09013117

December 23, 2009

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12/23/09

Re: General Electric Company
Incoming letter dated December 1, 2009

Dear Mr. Mueller:

This is in response to your letter dated December 1, 2009 concerning the shareholder proposal submitted to GE by David A. Ridenour. We also have received a letter from the proponent dated December 15, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: David A. Ridenour

*** FISMA & OMB Memorandum M-07-16 ***

December 23, 2009

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: General Electric Company
Incoming letter dated December 1, 2009

The proposal requests a lobbying report.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of GE's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which GE relies.

Sincerely,

Jan Woo
Attorney-Adviser

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

*** FISMA & OMB Memorandum M-07-16 ***

December 15, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE: General Electric Company
Shareholder Proposal of David A. Ridenour
Exchange Act of 1934 - Rule 14a-8

Dear Ladies and Gentlemen:

I am writing in response to the letter from counsel for General Electric that the company intends to exclude my shareholder proposal from its proxy statement and form of proxy for its 2010 meeting of Shareholders.

Counsel gives two reasons:

1) That the letter from my broker verifying that I have owned a sufficient amount of stock to meet the requirements for submitting this proposal was inadequate because my broker, TD Ameritrade, stated that I had purchased these shares "prior to November 2, 2008" (aka, October 31, 2008, the first business day before November 2 in 2008). Counsel for GE correctly notes that "[i]n order to be eligible to submit the proposal, [a shareholder] must have continuously held at least $2,000 in market value... for at least one year" prior to the submission of the proposal. Counsel contends that I needed to own the stock as of October 30, 2008, one business day sooner.

*My response:* I have met this requirement. I have owned at least $2,000 in market value of GE stock continuously since April 4, 2002. I have enclosed a second letter from TD Ameritrade, which confirms this fact.

2) Counsel contends that Section 3 of my proposal, "Disclose the policies and procedures that oversee the company's management of NBC Universal's media and entertainment programming as related to the public policy objectives of the company" would interfere with ordinary business operations. Counsel further alleges I am attempting to address "the nature, content and presentation of media programming."

*My response:* Counsel overstates. This sentence of the proposal is intended to discover if the company is using its NBC Universal media and entertainment programming in furtherance of the company's public policy objectives, or if the company has other goals for the division (for example, maximizing profit). Nothing in my proposal requests information about "the nature, content and presentation of media programming" from the division. A single sentence regarding management's very broad goal for the division would suffice as a response.

I believe I have met the requirements for submitting a shareholder proposal and that my proposal is appropriate. I would of course be happy to answer any questions that you might have at *** FISMA & OMB Memorandum M-07-16 *** and I thank you for your kind attention.

Sincerely yours,

David A. Ridenour

TD AMERITRADE

4600 Alliance Gateway Freeway, Fort Worth, TX 76177 tdameritrade.com

December 7, 2009

David Allen Ridenour

*** FISMA & OMB Memorandum M-07-16 ***

RE: Shares of GE

Dear Mr. Ridenour,

This letter is to verify your positions in GE at TD Ameritrade. On March 1, 2002, you purchased 280 shares of GE in your account ending in *** FISMA & OMB Memorandum M-07-16 *** On April 4, 2002, you purchased an additional 70 shares of GE in your account ending in *** FISMA & OMB Memorandum M-07-16 *** As such, you have held 350 shares of GE in your combined accounts since April 4, 2002. The market value of the total 350 shares has exceeded $2,000.00 from that date until today, December 7, 2009. If any further information is required, please let us know. Thank you for choosing TD Ameritrade.

Sincerely,

Dustin Ellison
Client Services
TD AMERITRADE

# GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com


December 1, 2009


Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 32016-00092


***VIA E-MAIL***
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
*Shareowner Proposal of David A. Ridenour*
*Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareowners (collectively, the "2010 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from David A. Ridenour (the "Proponent") relating to a "lobbying report" describing certain Company policies and procedures, including the Company's management of its media and entertainment programming as it relates to public policy objectives. As a matter of background, the Company's television operations are conducted by NBC Universal, Inc. ("NBC Universal"), a majority-owned subsidiary of the Company.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

**THE PROPOSAL**

The Proposal states that:

The shareholders request the Board of Directors prepare a lobbying report describing the policies and procedures for the Company's legislative and regulatory public policy advocacy activities. The report, prepared at a reasonable cost and omitting proprietary information, should be published by October 2010. The report should:

1. Disclose the policies and procedures by which the Company identifies, evaluates and prioritizes public policy issues of interest to the Company;
2. Describe and prioritize the issues by importance; and
3. Disclose the policies and procedures that oversee the company's management of NBC Universal's media and entertainment programming as related to the public policy objectives of the company.

A copy of the Proposal is attached to this letter as Exhibit A.

**BASES FOR EXCLUSION**

We believe that the Proposal may properly be excluded from the 2010 Proxy Materials pursuant to

- Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the requisite proof of continuous stock ownership in response to the Company's proper request for that information; and
- Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations; specifically, the nature, presentation and content of programming.

## ANALYSIS

### I. The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Establish The Requisite Eligibility To Submit The Proposal.

*A. Background*

The Proponent submitted the Proposal to the Company in a letter dated October 30, 2009, which the Company received on November 2, 2009. *See* Exhibit A. The Company reviewed its stock records, which did not indicate that the Proponent was the record owner of sufficient shares to satisfy the ownership requirements of Rule 14a-8(b). In addition, the Proponent did not provide sufficient evidence with the Proposal to satisfy the requirements of Rule 14a-8(b).

Accordingly, the Company sought verification from the Proponent of his eligibility to submit the Proposal. Specifically, the Company sent via Federal Express a letter on November 3, 2009, which was within 14 calendar days of the Company's receipt of the Proposal, notifying the Proponent of the requirements of Rule 14a-8 and how the Proponent could cure the procedural deficiency; specifically, that a shareowner must satisfy the ownership requirements under Rule 14a-8(b) (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit B. In addition, the Company attached to the Deficiency Notice a copy of Rule 14a-8. The Deficiency Notice stated that the Proponent must submit sufficient proof of ownership of Company shares as of the date the Proposal was submitted, and further stated:

As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

Federal Express records confirm delivery of the Deficiency Notice to the Proponent at 1:28 p.m. on November 4, 2009. *See* Exhibit C.

The Proponent responded in a letter dated November 9, 2009, which the Company received on the same date (the "Proponent's Response"). The Proponent's Response attached a letter from TD Ameritrade, dated November 9, 2009, which stated that the Proponent "[has] 350 shares of GE" and that the shares were purchased prior to November 2, 2008. The letter from TD Ameritrade further states that the shares had been held continuously for the past 365 days. A copy of the Proponent's Response is attached hereto as Exhibit D.

*B. Analysis*

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareowner] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareowner] submit[s] the proposal." Staff Legal Bulletin No. 14 specifies that when the shareowner is not the registered holder, the shareowner "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareowner may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001).

Rule 14a-8(f) provides that a company may exclude a shareowner proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by transmitting to the Proponent in a timely manner the Deficiency Notice, which stated:

- the ownership requirements of Rule 14a-8(b);
- according to the Company's stock records, the Proponent was not a record owner of sufficient shares;
- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b);
- that the Proponent's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent received the Deficiency Notice; and
- that a copy of the shareowner proposal rules set forth in Rule 14a-8 was enclosed.

The Proponent's Response was insufficient to substantiate eligibility to submit a proposal under Rule 14a-8(b). Specifically, the Proponent's Response only demonstrates that the Proponent purchased 350 Company shares prior to November 2, 2008 and that the shares have been held continuously from November 9, 2008 to November 9, 2009. However, this is insufficient to demonstrate the Proponent's continuous ownership of the requisite number of Company shares for one year as of October 30, 2009, the date the Proponent submitted the Proposal to the Company.

The Staff has consistently permitted companies to omit shareowner proposals pursuant to Rules 14a-8(f) and 14a-8(b) when the evidence of ownership submitted by a proponent covers a period of time that falls short of the required one-year period prior to the submission of the proposal. *See General Electric Co.* (avail. Jan. 9, 2009) (concurring with the exclusion of a shareowner proposal where the proposal was submitted November 10, 2008 and the documentary evidence demonstrating ownership of the company's securities covered a continuous period ending November 7, 2008); *International Business Machines Corp.* (avail. Dec. 7, 2007) (concurring with the exclusion of a shareowner proposal where the proponent submitted a broker letter dated four days before the proponent submitted its proposal to the company); *Wal-Mart Stores, Inc.* (avail. Feb. 2, 2005) (concurring with the exclusion of a shareowner proposal where the proposal was submitted December 6, 2004 and the documentary evidence demonstrating ownership of the company's securities covered a continuous period ending November 22, 2004); *Gap, Inc.* (avail. Mar. 3, 2003) (concurring with the exclusion of a proposal where the date of submission was November 27, 2002 but the documentary evidence of the proponent's ownership of the company's securities covered a two-year period ending November 25, 2002); *AutoNation, Inc.* (avail. Mar. 14, 2002) (concurring with the exclusion of a shareowner proposal where the proponent had held shares for two days less than the required one-year period).

Consistent with the precedent cited above, the Proposal is excludable because the Proponent has not sufficiently demonstrated that he continuously owned the requisite number of Company shares for the one-year period prior to the date he submitted the Proposal, as required by Rule 14a-8(b). Accordingly, the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

## II. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Related To The Company's Ordinary Business Operations.

The Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with the Company's media and entertainment programming for its NBC Universal operations, which implicates the Company's ordinary business operations. Rule 14a-8(i)(7) permits the omission of a shareowner proposal dealing with matters relating to a company's "ordinary business" operations. According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the

"1998 Release"). In the 1998 Release, the Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration is the subject matter of the proposal; the 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the degree the proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). Such micromanagement may occur where a proposal "seeks to impose specific . . . methods for implementing complex policies." *Id.*

The Staff also has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (Aug. 16, 1983). In addition, the Staff has indicated, "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under rule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999). In order to prepare the "lobbying report" requested in the Proposal, the Proposal would require the Company to report on "the policies and procedures that oversee the company's management of NBC Universal's media and entertainment programming as related to the public policy objectives of the company."

The Company's management of its media and entertainment programming as related to the Company's public policy objectives implicate exactly the type of day-to-day management decisions that are excluded from the shareowner proposal process under Rule 14a-8(i)(7). The Proposal seeks shareowner action on matters relating to the conduct of the ordinary business operations of NBC Universal, a majority-owned subsidiary of the Company. One of the primary purposes of NBC Universal is the delivery of media and entertainment programming to address public policy objectives. In fulfilling this mission, the management of NBC Universal must make decisions as to what programming will be offered.

NBC Universal and its affiliated-license holding entities are regulated by, among other agencies, the United States Federal Communications Commission (the "FCC"). Section 309 of the Communications Act establishes that the FCC may authorize the grant of a television station application only if the FCC determines that the station will serve the public interest, convenience and necessity. Additionally, once granted authorization by the FCC, a station is required to have its operating license renewed by the FCC on a periodic basis via a public proceeding. If a station is found to be non-compliant with its obligation to operate the station in the public interest, the renewal of the station's application may be denied and the station's broadcast operations terminated. The FCC also requires each station to prepare, as part of its day-to-day operations, periodic documents attesting to each station's public interest service. For example, pursuant to 47 C.F.R. § 73.3526, all NBC Universal stations must prepare a quarterly report summarizing their children's programming and compliance with other children-related obligations as well as a separate quarterly report listing program material that has "provided the station's most significant treatment of community issues" during the preceding three-month period. In fulfilling its stations' obligations under these regulations, NBC Universal spends large amounts of time, energy and resources to present programming that is consistent with its standards for quality, integrity and entertainment value. Decisions involving what programs to air and how best to present this programming to the public are the essence of NBC Universal's ordinary business operations.

The Proposal requests that the Company's Board of Directors prepare a "lobbying report describing the policies and procedures for the Company's legislative and regulatory public policy advocacy activities." Therefore, while not seeking to dictate specific editorial decisions regarding what programs to produce, air or distribute, the Proposal nonetheless seeks to address the nature, content and presentation of media programming by requiring the Company to report on its ordinary business activities—*i.e.*, the complex and multifaceted decisions that the Company's NBC Universal operations undertake in implementing programming decisions that comply with their public interest obligations. Indeed, in order to report on such obligations, as the Proposal requests, the Company must report on programs that it airs, the substance of those programs, how that content is presented and what effect that content has on the Company's compliance with its public policy obligations. Accordingly, because the Proposal requests the Company to report on the nature, presentation and content of its programming, the Proposal falls within the Company's "ordinary business operations" and is excludable pursuant to Rule 14a-8(i)(7).

The Proposal is excludable under Rule 14a-8(i)(7) because the third prong of the Proposal requests a report on these routine business matters. The proposal considered in *American Broadcasting Companies, Inc.* (avail. Feb. 24, 1975) is also instructive. There, the proposal requested the establishment of a code of professional standards for persons involved in news and public affairs programs that, among other things, included sections relating to ethics and fairness in gathering and presenting news. The company argued that some aspects of the proposal were either encompassed by FCC regulations or the Communications Act and that failure to comply with applicable standards would result in the company losing its broadcasting licenses. The Staff concurred with the exclusion of the proposal on the basis that the proposal related to ordinary business operations (the standards to be followed in the gathering and dissemination of news). Similarly, in *Capital Cities/ABC, Inc.* (avail. Mar. 23, 1987), the proposal requested a report on the company's policies relating to the presentation of sensitive, controversial or violent portrayals; the expression of contrasting views; and the employment of racial minorities and women in acting and on production crews. In arguing that exclusion of the proposal was appropriate, the company indicated that portions of the proposal requesting a report on policies regarding the presentation of sensitive, controversial or violent portrayals and the expression of contrasting views were matters within the scope of FCC regulations, to the extent not covered by the company's own policies. The Staff concurred with the omission of the proposal pursuant to Rule 14a-8(c)(7), as relating to the nature, presentation and content of television programming.

Likewise, the Staff has consistently agreed that the nature, content and presentation of media programming relate to a company's ordinary business operations. *See, e.g., The Walt Disney Co.* (avail. Nov. 22, 2006) (concurring that a proposal requesting that Disney management report on steps undertaken to avoid stereotyping in its products was excludable because it related to the nature, presentation and content of programming); *General Electric Co.* (avail. Feb. 1, 1999) (concurring with the exclusion of a proposal requesting that the Company's Board prohibit all unbiblical programming by NBC and reprimand a particular employee on the basis that the proposal related to the content of programming). The Staff also has concurred that editorial decisions regarding what programs to produce, air or distribute are routine matters in the ordinary course of a media company's business and part of the day-to-day operations of a media and news organization. *See, e.g., AT&T Corp.* (avail. Feb. 21, 2001) (concurring with exclusion under the ordinary business exception of a proposal requesting a report regarding the company's policies for involvement in the pornography industry and an assessment of the potential financial, legal, and public relations liabilities (*i.e.*, the nature, presentation and content of cable television programming)); *CBS, Inc.* (avail. Mar. 16, 1993) (concurring with exclusion of a proposal requesting that "management review the serious criticisms" of CBS's news reporting).

The well-established precedent cited in the preceding paragraph demonstrates that the Proposal is excludable under Rule 14a-8(i)(7). As with the proposals cited above, the Proposal seeks a report relating to media and entertainment content, which are routine matters in the ordinary course of a media company's business and part of the day-to-day operations of a media organization. Accordingly, because the third prong of the Proposal is explicitly directed at the "content" of the Company's programming, the Proposal encroaches upon matters that pertain to the Company's ordinary business operations and may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(7).

Furthermore, the Staff has consistently concurred that a proposal may be excluded in its entirety when it addresses both ordinary and non-ordinary business matters. Recently, the Staff affirmed this position in *Union Pacific Corp.* (avail. Feb. 25, 2008), concurring with the exclusion of a proposal under Rule 14a-8(i)(7) recommending that the board make available in the company's proxy statement information relevant to the company's efforts to safeguard the security of its operations arising from a terrorist attack, or other "homeland security" incident, as the proposal "include[d] matters relating to Union Pacific's ordinary business operations." In addition, in *Peregrine Pharmaceuticals Inc.* (avail. July 31, 2007), the Staff concurred with the exclusion of a proposal under Rule 14a-8(i)(7) recommending that the board appoint a committee of independent directors to evaluate the strategic direction of the company and the performance of the management team. The Staff noted "that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if Peregrine omits the proposal from its proxy materials." In *General Electric Co.* (avail. Feb 10, 2000), because a portion of the proposal related to ordinary business matters, the Staff concurred with the exclusion of a proposal requesting that the company (i) discontinue an accounting technique, (ii) not use funds from the GE Pension Trust to determine executive compensation, and (iii) use funds from the trust only as intended. *See also Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (concurring with the exclusion of a proposal requesting a report to ensure that the company did not purchase goods from suppliers using unfair labor practices because the proposal also requested that the report address ordinary business matters).

Thus, consistent with the precedent cited above, the Proposal may be excluded in its entirety because it relates to the Company's ordinary business matters, even if a separate prong of the Proposal also relates to a non-ordinary business matter.

**CONCLUSION**

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Craig T. Beazer, the Company's Counsel, Corporate & Securities, at (203) 373-2465.

Sincerely,

Ronald O. Mueller

ROM/ser
Enclosures

cc: Craig T. Beazer, General Electric Company
David A. Ridenour

100756837_8.DOC

**Exhibit A**

RECEIVED
NOV 02 2009
B. B. DENNISTON III

October 30, 2009

Mr. Brackett B. Denniston, III
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06821

Transmittal by fax and FedEx

Dear Mr. Denniston,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in The General Electric Company (the "company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

I own 350 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. I intend to hold the shares through the date of the Company's next annual meeting of shareholders. Proof of ownership will be submitted by separate correspondence.

If you have any questions or wish to discuss the Proposal, Mr. Ridenour can be reached during the day at The National Center for Public Policy Research, (202) 543-4110. Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. David A. Ridenour *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

David A. Ridenour

Attachment: Shareholder Proposal – Lobbying Report

**Lobbying Report**

Resolved: The shareholders request the Board of Directors prepare a lobbying report describing the policies and procedures for the Company's legislative and regulatory public policy advocacy activities. The report, prepared at a reasonable cost and omitting proprietary information, should be published by October 2010. The report should:

1. Disclose the policies and procedures by which the Company identifies, evaluates and prioritizes public policy issues of interest to the Company;

2. Describe and prioritize the issues by importance; and

3. Disclose the policies and procedures that oversee the company's management of NBC Universal's media and entertainment programming as related to the public policy objectives of the company.

**Supporting Statement**

As long-term shareholders of GE, we support transparency and accountability regarding the company's public policy activities.

Disclosure of GE's policies and procedures surrounding the company's lobbying activities is in the best interest of the company and its shareholders. Absent a system of accountability, company assets could be used for interim policy objectives or the personal political views of management, which may be adverse to the long-term interests of the company and its shareholders.

GE ranks among the biggest employers of lobbyists in the U.S. According to OpenSecrets.org, since 1999, the company has spent over $180,000,000 on lobbying and related activities.

GE CEO Jeff Immelt serves on President Obama's Economic Recovery Advisory Board, and the company has aggressively supported cap-and-trade legislation, a major policy initiative of the president.

NBC Universal programming has augmented GE's environmental lobbying effort.

GE's support for cap-and-trade has been controversial, in part because economic studies report cap-and-trade would lead to an increase in energy prices, a decrease in economic growth and an increase in unemployment.

GE has promoted cap-and-trade legislation through its membership in the United States Climate Action Partnership (USCAP), a coalition that was instrumental in the passage of the Waxman-Markey cap-and-trade bill in the U.S. House of Representatives.

GE's position on the Waxman-Markey bill conflicted with the position of the U.S. Chamber of Commerce and of the National Association of Manufacturers, trade groups of which GE is a member.

The Company's Board and its shareholders need disclosure to be able to fully evaluate the political use of corporate assets.

**Exhibit B**

Craig T. Beazer
Counsel, Corporate & Securities

General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

T: 203 373 2465
F: 203 373 3079
Craig.Beazer@ge.com

November 3, 2009

***VIA OVERNIGHT MAIL***
David A. Ridenour

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Ridenour:

I am writing on behalf of General Electric Company (the "Company"), which received on November 2, 2009, your shareowner proposal entitled "Lobbying Report" for consideration at the Company's 2010 Annual Meeting of Shareowners (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareowner proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your ownership of the requisite number of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to me at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact me at (203) 373-2465. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Craig T. Beazer

Enclosure

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
*Note to paragraph (i)(1)*: Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
*Note to paragraph (i)(2)*: We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
*Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.*

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote

against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

**Exhibit D**

# THE NATIONAL CENTER ★★★ FOR PUBLIC POLICY RESEARCH

DATE: 11/9/09 PAGES 2 (Including cover)

ATTN: Craig T. Beazer

COMPANY: GE

FAX NUMBER: 203-373-3079

FROM: David Ridenour

MESSAGE: Attached is a letter from TD Ameritrade verifying that I've held the requisite number of GE shares to file a shareholder resolution.

501 Capitol Court NE Washington DC 20002
(202) 543-4110 | Fax (202) 543-5975
info@nationalcenter.org

TD AMERITRADE

1005 North Ameritrade Place, Bellevue, NE 68005 tdameritrade.com

November 9, 2009

David Ridenour
*** FISMA & OMB Memorandum M-07-16 ***
Fax: 202-543-5975

Dear David Ridenour,

Re: Your TD AMERITRADE accounts ending in .

Hello. I am sending this letter in response to your recent written request for verification of your holdings of GE. Upon review of your account, I am showing that you have 350 shares of GE held in your two accounts. These shares were purchased prior to November 2, 2008, have been held continuously over the past 365 days, and have had a value of greater than $2000.00 over that period. If there is any other information that is needed, please do not hesitate to call us at 888-871-9007.

Sincerely,

Anthony Adams
Client Services, TD AMERITRADE
TD AMERITRADE

-----Original Message-----
From: Beazer, Craig T (GE, Corporate)
Sent: Monday, November 09, 2009 5:45 PM
To: David Ridenour
Subject: RE: Shareholder Resolution

Dear Mr. Ridenour,

I have received your facsimile. Thank you.

Sincerely,
Craig T. Beazer

-----Original Message-----
From: David Ridenour [mailto:dridenour@nationalcenter.org]
Sent: Monday, November 09, 2009 5:14 PM
To: Beazer, Craig T (GE, Corporate)
Subject: Shareholder Resolution

Dear Mr. Beazer,

Thank you for your letter dated November 3. Per your request, I have forwarded documentation verifying that I've held the requisite number of shares for the requisite period of time to qualify to file a shareholder resolution. You should have received it via fax (203-373-3079). Please confirm hat you have received the documentation.

Thank you for your kind attention to this matter.

Sincerely,

David A. Ridenour
GE Shareholder